Exhibit 2.2

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2020, BioLineRx Ltd. had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or Exchange Act: our ordinary shares and our American Depositary Shares, or ADSs. References herein to “we,” “us,” “our” and the “Company” refer to BioLineRx Ltd. and its subsidiary.

General

We were incorporated under the laws of the State of Israel in 2003 under the name “BioLineRx Ltd.”. We are currently authorized to issue 1,500,000,000 ordinary shares, par value NIS 0.1 per share. Our number with the Israeli Registrar of Companies is 513398750.

The Nasdaq Global Market

Our American Depositary Shares have been trading on Nasdaq under the symbol “BLRX” since July 2011.

Articles of Association

Our purpose is set forth in Section 2 of our Articles of Association and includes every lawful purpose.

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel.

Pursuant to the Companies Law and our Articles of Association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or extraordinary meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value (under certain circumstances), require a resolution of our Board of Directors and court approval.

At the Annual General Meeting in September 2020, the shareholders approved an increase to our share capital from NIS 50,000,000 divided into 500,000,000 ordinary shares of a nominal value of NIS 0.10 each to NIS 150,000,000 divided into 1,500,000,000 ordinary shares of a nominal value of NIS 0.10 each, and a corresponding amendment to our Articles of Association.

Dividends

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our Board of Directors.

Pursuant to the Companies Law, we may only distribute dividends out of the higher of (a) cash surplus and (b) cash accrued over the previous two years, as such terms are defined in the Companies Law, according to our then last reviewed or audited financial reports, provided that the date of the financial reports is not more than six months prior to the date of distribution, or we may distribute dividends with court approval. In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential dividend or distribution rights that may be authorized in the future.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than with respect to the special approval requirements for the election of external directors (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees) described under “Item 6. Directors, Senior Management and Employees — Board Practices — External Directors” in our most recent Annual Report on Form 20-F.

Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees), our directors are elected at a general or extraordinary meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or extraordinary meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors (who are not external directors) to fill vacancies on the Board of Directors to serve until the next general meeting or extraordinary meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. Unless we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees, external directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — External Directors” in our most recent Annual Report on Form 20-F.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary meetings. Our Board of Directors may call extraordinary meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and our Articles of Association provide that our Board of Directors is required to convene an extraordinary meeting upon the written request of (a) any two of our directors or one quarter of our Board of Directors or (b) one or more shareholders holding, in the aggregate, either (1) at least 5% of our outstanding shares and at least 1% of our outstanding voting power or (2) at least 5% of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law and our Articles of Association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our Articles of Association;

•	appointment or termination of our auditors;
•	appointment of directors and appointment and dismissal of external directors;
•	approval of acts and transactions requiring general meeting approval pursuant to the Companies Law;
•	director compensation, indemnification and change of the principal executive officer;
•	increases or reductions of our authorized share capital;
•	a merger; and
•
the exercise of our Board of Director’s powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual or extraordinary shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the authorization of the chairman of the board (or his or her close relative) to serve as the chief executive officer or exercise the powers of that office, the authorization of the chief executive officer  (or his or her close relative) to serve as the chairman of the board, or exercise the powers of that office, the approval of transactions with office holders, a controlling shareholder or parties related to the foregoing, the approval of a compensation policy with respect to office holders or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting.

Quorum

The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Resolutions

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

•	an appointment or removal of directors;
•	an approval of transactions with office holders, a controlling shareholder or parties related to the foregoing;
•	an approval of a merger;
•
authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority;

•	any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot; and
•	other matters which may be prescribed by Israel’s Minister of Justice.
The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote.

The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the ISA. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, then the condition that the majority approval include the approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met.

A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if, in a company in which the other merging company holds shares, or in which shares are held by any person who either (a) holds 25% or more of the outstanding shares or (b) has the right to appoint 25% or more of the directors of the other merging company (or Controlling Shareholders), the majority of the shareholders voting in such meeting (who are not also shareholders or Controlling Shareholders of the other merging company) vote against the merger. If the aforementioned majority of the shareholders was not obtained, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date hereof, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Companies Law as described above. In addition, the Israeli Securities Law and the rules and regulations of the TASE also limit the terms permitted with respect to a new class of shares created by a public company whose shares are traded on the TASE, and prohibit any such new class of shares from having voting rights.

Debt Securities

We do not have any debt securities that are registered under Section 12 of the Securities Exchange Act of 1934 (the “Securities Act”).

Warrants and Rights

We do not have any warrants or rights that are registered under Section 12 of the Securities Act..

Other Securities

We do not have any other securities that are registered under Section 12 of the Securities Act.

American Depositary Shares

Description of the ADSs

Each of our ADSs represents 15 of our ordinary shares deposited with the principal Tel Aviv office of either Bank Hapoalim B.M. or Bank Leumi Le-Israel, as Custodian for the Depositary. Our ADSs trade on Nasdaq.

The form of the deposit agreement for the ADS and the form of American Depositary Receipt (ADR) that represents an ADS have been incorporated by reference as exhibits to our most recent Annual Report on Form 20-F. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	taxes and other governmental charges;
•	any applicable transfer or registration fees;
•	certain cable, telex and facsimile transmission charges as provided in the deposit agreement;
•	any expenses incurred in the conversion of foreign currency;
•	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs, including if the deposit agreement terminates;
•	a fee of $.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;
•	a fee for the distribution of securities pursuant to the deposit agreement;

•	in addition to any fee charged for a cash distribution, a fee of $.05 or less per ADS (or portion thereof) per annum for depositary services;
•	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the deposit agreement; and
•	any other charges payable by the Depositary, any of the Depositary’s agents, or the agents of the Depositary’s agents in connection with the servicing of ordinary shares or other Deposited Securities.
The Depositary may own and deal in our securities and in ADSs.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Liability of Holders for Taxes, Duties or Other Charges

Any tax or other governmental charge with respect to ADSs or any deposited ordinary shares represented by any ADS shall be payable by the holder of such ADS to the Depositary. The Depositary may refuse to effect transfer of such ADS or any withdrawal of deposited ordinary shares represented by such ADS until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder any part or all of the deposited ordinary shares represented by such ADS and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the holder of such ADS shall remain liable for any deficiency.